Exhibit (a)(39)

December 4, 2006

Dear Pilgrim’s Pride Customers:

Today, Pilgrim’s Pride Corporation and Gold Kist Inc. announced that the two companies have entered into a definitive merger agreement to create the world’s leading chicken company in terms of production and the third largest U.S. meat protein company by revenues. Under the terms of the agreement, which was unanimously approved by the boards of directors of both companies, Pilgrim’s Pride will acquire all of the outstanding shares of Gold Kist common stock for $21 per share in cash for a total equity value of approximately $1.1 billion, plus the assumption of $144 million of Gold Kist’s debt.

The press release announcing the agreement is attached.

We believe the combination of Pilgrim’s Pride and Gold Kist will generate substantial benefits for the customers of our two companies. By combining, we will be able to offer you expanded geographic reach, and our collective resources will allow us to provide better customer service, an even broader product line, additional R&D resources, and broader marketing support.

As a valued customer, you can rest assured that steps are being taken to maintain continuity during this transition. Until the transaction closes, each company will continue to operate its respective sales force independently. You will experience no disruption in supply and you can continue to expect the same high quality service that you have grown accustomed to from Pilgrim’s Pride. This combination is about making a better customer experience in every way.

It is important to note that the merger agreement is subject to the satisfaction of customary closing conditions. Until the merger is officially completed, Pilgrim’s Pride and Gold Kist remain separate companies.

As we move forward, we will make every effort to keep you informed of new developments regarding the merger and subsequent integration process.

We will be contacting you as soon as possible to discuss today’s announcement. On behalf of our entire management team, thank you for your continued dedication and support. With this acquisition, we look forward to continuing our positive working relationship with you.

Sincerely,

O.B. Goolsby, Jr.

President and CEO / President and CEO

Bob Wright

EVP Sales and Marketing